UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                                (Amendment No. 3)

                    Under the Securities Exchange Act of 1934


                             Prime Hospitality Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    741917108
                                   -----------
                                 (CUSIP Number)


                                A. F. Petrocelli
                            c/o United Capital Corp.
                                  9 Park Place
                           Great Neck, New York 11021
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                              William H. Gump, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                 April 17, 2003
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             (Date of Event Which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following: [_]
--------------------------------------------------------------------------------

CUSIP No. 741917108                   13D
          ---------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           A. F. Petrocelli

---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS

           PF

---------- ---------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                             [_]


---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

-------------- -------- --------------------------------------------------------
                  7     SOLE VOTING POWER

                        1,920,000 (includes Mr. Petrocelli's options to purchase 1,875,000 common shares at an exercise price of $9.31 per share as to 10,000 shares, $10.00 per share as to 65,000 shares, $5.91 per share as to 800,000 shares and $9.12 as to 1,000,000 shares which are currently exercisable or which will become exercisable within 60 days of April 17, 2003)

               -------- --------------------------------------------------------
   NUMBER OF       8    SHARED VOTING POWER
    SHARES
 BENEFICIALLY           2,953,297
   OWNED BY
               -------- --------------------------------------------------------
     EACH          9    SOLE DISPOSITIVE POWER
   REPORTING            1,920,000 (includes Mr. Petrocelli's options to
     PERSON             purchase 1,875,000 common shares at an exercise price
      WITH              of $9.31 per share as to 10,000 shares, $10.00 per
                        share as to 65,000 shares, $5.91 per share as to
                        800,000 shares and $9.12 as to 1,000,000 shares which
                        are currently exercisable or which will become
                        exercisable within 60 days of April 17, 2003)
               -------- --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        2,953,297

---------- ---------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,873,297 (includes Mr. Petrocelli's options to purchase 1,875,000 common shares at an exercise price of $9.31 per share as to 10,000 shares, $10.00 per share as to 65,000 shares, $5.91 per share as to 800,000 shares and $9.12 as to 1,000,000 shares which are currently exercisable or which will become exercisable within 60 days of April 17, 2003)

---------- ---------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES*                                             [_]


---------- ---------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           10.46% (Beneficial ownership is calculated based upon a 46,608,503 outstanding common share count. The 46,608,503 outstanding common share count was derived from the sum of 44,733,503 and 1,875,000, which equals the number of Prime Hospitality Corp. common shares outstanding as of April 9, 2003 and the total number of vested and exercisable options owned by Mr. Petrocelli, respectively.)

---------- ---------------------------------------------------------------------
       14  TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------

CUSIP No. 741917108                   13D
          ---------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           United Capital Corp.

---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS

           WC

---------- ---------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                             [_]


---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

-------------- -------- --------------------------------------------------------
                  7     SOLE VOTING POWER

                        2,953,297

               -------- --------------------------------------------------------
   NUMBER OF       8    SHARED VOTING POWER
    SHARES
 BENEFICIALLY           0
   OWNED BY
               -------- --------------------------------------------------------
     EACH          9    SOLE DISPOSITIVE POWER
   REPORTING
     PERSON             2,953,297
      WITH
               -------- --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0

---------- ---------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,953,297

---------- ---------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES*                                             [_]

---------- ---------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           6.60% (Beneficial ownership is calculated based upon the 44,733,503 common shares of Prime Hospitality Corp. outstanding as of April 9, 2003.)

---------- ---------------------------------------------------------------------
       14  TYPE OF REPORTING PERSON*

           CO
---------- ---------------------------------------------------------------------

         This Amendment No. 3 (this "Amendment") to Statement on Schedule 13D (the "Schedule 13D") is being filed on behalf of each of Mr. A. F. Petrocelli and United Capital Corp., a Delaware corporation (together, the "Reporting Entities").

         This Amendment relates to the common stock, par value $.01 per share, of Prime Hospitality Corp. (the "Common Stock"), a Delaware corporation (the "Company"), and is being filed to reflect a change in the number and percentage of Common Stock beneficially owned by United Capital Corp ("United"), due to United's purchase of shares of Common Stock in the public market on April 11, 2003 and to reflect a change in the number and percentage of Common Stock beneficially owned by Mr. Petrocelli, due to the vesting of his options to purchase Common Stock granted by the Company under certain stock option agreements. Capitalized terms used in this Amendment and not defined herein have the respective meanings ascribed to them in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 of the Schedule 13D is hereby amended by deleting it in its entirety and replacing it with the following:

                  As of the date hereof, Mr. Petrocelli beneficially owns 4,873,297 shares of Common Stock (including 2,953,297 shares held indirectly through United and Mr. Petrocelli's options to purchase 1,875,000 shares at an exercise price of $9.31 per share as to 10,000 shares, $10.00 per share as to 65,000 shares, $5.91 per share as to 800,000 shares and $9.12 as to 1,000,000 shares which are currently exercisable or which will become exercisable within 60 days of April 17, 2003). As of the date hereof, United beneficially owns 2,953,297 shares of Common Stock.

                  Pursuant to the regulations promulgated under Section 13(d) of the Exchange Act, by reason of his relationship with the other Reporting Person as described in Item 2, Mr. Petrocelli may be deemed the beneficial owner of all of the shares of Common Stock held for the account of United. Mr. Petrocelli expressly disclaims beneficial ownership of any of the shares of Common Stock directly held by United.

Item 4.  Purpose of Transaction.

         On April 11, 2003, United purchased 450,000 shares of Common Stock in the public market at a purchase price of $5.30 per share.

         Mr. Petrocelli was previously granted options to purchase Common Stock under certain stock option agreements. As of April 17, 2003, Mr. Petrocelli owned options to purchase 1,875,000 common shares at an exercise price of $9.31 per share as to 10,000 shares, $10.00 per share as to 65,000 shares, $5.91 per share as to 800,000 shares and $9.12 as to 1,000,000 shares.

Item 5.  Interest in Securities of the Issuer.

         Item 5 of Schedule 13D is hereby amended by replacing paragraphs (a) and (b) thereof and restating it with the following: (a)

                                  Number                     Percentage
                                  ------                     ----------

A. F. Petrocelli               4,873,297 (1)                  10.46%(1)

United Capital Corp.           2,953,297                       6.60%


(1) Pursuant to the regulations promulgated under Section 13(d) of the Exchange Act, by virtue of Mr. Petrocelli's relationship with the other Reporting Person as described in Item 2, Mr. Petrocelli may be deemed to have shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 2,953,297 shares of Common Stock held for the account of United. Mr. Petrocelli expressly disclaims beneficial ownership of any of the shares of Common Stock directly held by United.

         Except as otherwise set forth in a Schedule 13D or amendment hereto or thereto of any of the Reporting Entities, each Reporting Entity expressly disclaims beneficial ownership of any of the shares of Common Stock of the Company directly owned by any other Reporting Entity and the filing of this Statement shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that any Reporting Entity is a beneficial owner of any such shares.

(b)

                         Sole Voting      Shared Voting     Sole Dispositive      Shared Dispositive
                            Power             Power               Power                  Power
                         -----------      -------------     ----------------      ------------------

A. F. Petrocelli        1,920,000 (1)      2,953,297 (2)      1,920,000 (1)          2,953,297 (2)

United Capital Corp.    2,953,297                  0          2,953,297                      0

(1) Includes options to purchase 1,875,000 common shares at an exercise price of $9.31 per share as to 10,000 shares, $10.00 per share as to 65,000 shares, $5.91 per share as to 800,000 shares and $9.12 as to 1,000,000 shares which are currently exercisable or which will become exercisable within 60 days of April 17, 2003.

(2) Mr. Petrocelli expressly disclaims beneficial ownership of any of the shares of Common Stock directly held by United. Pursuant to the regulations promulgated under Section 13(d) of the Exchange Act, by virtue of Mr.
     Petrocelli's relationship with the other Reporting Person as described in
     Item 2, Mr. Petrocelli may be deemed to have shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 2,953,297 shares of Common Stock held for the account of United.


                                   SIGNATURE
                                   ---------

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 17, 2003

                                              By: /s/ A. F. Petrocelli
                                                  -----------------------------
                                                  Name:  A. F. Petrocelli



                                              UNITED CAPITAL CORP.


                                              By: /s/ A. F. Petrocelli
                                                  -----------------------------
                                                  Name:  A. F. Petrocelli
                                                  Title: Chairman, President and
                                                         Chief Executive Officer